State Street Corporation

One Lincoln Street

Boston, MA 02111

September 10, 2021

VIA EDGAR CORRESPONDENCE

Ms. Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Litman Gregory Funds Trust

(SEC File Nos.: 811-07763; 333-10015)

Dear Ms. Fettig:

On behalf of the Litman Gregory Funds Trust (the “Registrant”), we hereby respond to your oral comments provided on August 11, 2021, with respect to the Registrant’s registration statement filed on Form N-1A and financial statements filed on Forms N-CSR and N-CEN for the fiscal year ended December 31, 2020 and financial statements filed on Form N-CEN for the fiscal year ended December 31, 2019. In formulating these responses, we have consulted with the Registrant’s officers, counsel and its other service providers.

The Registrant’s responses are provided below. We have restated the substance of your comments to the best of our understanding.

1.

Comment: The staff (the “Staff”) of the U.S. Securities Exchange Commission notes that the Form N-CEN filed for the reporting period ended December 31, 2019 did not include the independent public accountant’s report on internal control as required by Item G.1.a.iii. Please file an amended Form N-CEN to include the independent public accountant’s report on internal control.

Response: Comment accepted. The Registrant will file an amended Form N-CEN to include the independent public accountant’s report on internal control.

2.

Comment: In response to Item C.8.c of the Form N-CEN filed for the reporting period ended December 31, 2020, the PartnerSelect SBH Focused Small Value Fund answered “no” as to whether any fees waived were subject to recoupment; however, the Fund’s prospectus states that fees waived may be subject to repayment. Please confirm whether the response to Item C.8.c. for the Fund should be “yes” or “no.”

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

September 10, 2021

Response: The Registrant confirms that the response to Item C.8.c. for the Fund should be “yes” and, if it continues to be applicable, will indicate a “yes” response to that Item for the Fund in future Form N-CEN filings.

3.

Comment: In response to Item C.20 of the Form N-CEN filed for the reporting period ended December 31, 2020, the PartnerSelect International Fund reported average borrowings for the year in the amount of $7,196,428.57, which differs from the average borrowings reported in the Fund’s annual report to shareholders for the reporting period ended December 31, 2020 (the “2020 Annual Report”) in the amount of $6,597,222. Please explain the difference in these amounts.

Response: The average borrowings reported in the Fund’s Form N-CEN was incorrect. The correct amount of average borrowings was reported in the Fund’s annual report to shareholders.

4.

Comment: Item B.10 of the Form N-CEN for the reporting period ended December 31, 2020 noted that matters were submitted for shareholder vote for the PartnerSelect Alternative Strategies Fund (the “Alternative Strategies Fund”). The Staff is unable to locate the disclosure required by Rule 30e-1(b) under the Investment Company Act of 1940, as amended, in either the Fund’s annual or semi-annual report to shareholders. Please include this disclosure in the Registrant’s next Form N-CSR filing.

Response: Comment accepted. The Registrant has included this disclosure in the Registrant’s Form N-CSR filing for the six-month period ended June 30, 2021 (Accession No. 0001193125-21-262806).

5.

Comment: In correspondence to the Staff dated July 1, 2015, in response to the Staff’s comments and suggestions provided on June 2, 2015 regarding the Registrant’s financial statements filed on Form N-CSR for the fiscal year ended December 31, 2014 (the “July 2015 Letter”), the Registrant undertook to make certain requested changes in future Form N-CSR filings. Specifically, in Comment 3 of the July 2015 Letter, the Staff requested a more detailed description of the nature of the services comprising the tax fees under Item 4(c) – Principal Accountant Fees and Services-Tax Fees, and in Comment 6, the Staff requested that the Registrant include an additional note in the “Performance” and “Fund Review” sections of the shareholder report referring shareholders to each Fund’s most recent expense ratio which is included in the “Financial Highlights” section of the shareholder report. The Staff notes that these changes do not appear to be reflected in subsequent Form N-CSR filings.

Response: Comment accepted. The Registrant will make the requested change in future shareholder reports.

6.

Comment: In the July 2015 Letter, in the response to Comment 4, the Registrant undertook to include in the “Management Discussion of Fund Performance” (“MDFP”) section of the shareholder report a statement accompanying the graph and table that the graph and

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

September 10, 2021

table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. While the Staff notes that the Registrant has included this information on page 5 of the 2020 Annual Report under “PartnerSelect Funds’ Performance,” the statement should be included in each Fund’s graph and table.

Response: Comment accepted. The Registrant will make the requested change in future shareholder reports.

7.

Comment: In the July 2015 Letter, in the response to Comment 8, the Registrant undertook to ensure that changes in a Fund’s primary index would be reflected in future shareholder reports. The Staff notes that in the Registrant’s financial statements for the fiscal year ended December 31, 2018 for the Alternative Strategies Fund, the Bloomberg Barclays U.S. Aggregate Bond Index is listed as the Fund’s primary benchmark. While the Registrant’s prospectus dated April 30, 2019 noted the change in the Fund’s primary benchmark from the Bloomberg Barclays U.S. Aggregate Bond Index to 3-Month Libor, this change was not noted in the Registrant’s financial statements for the Fund for the fiscal year ended December 31, 2019.

Response: Comment accepted. The Registrant will make the requested change in future shareholder reports.

8.

Comment: In the 2020 Annual Report, the Staff notes that there is no requirement to include MDFP for the PartnerSelect Oldfield International Value Fund (the “Oldfield International Value Fund”) since it commenced operations less than six months before the reporting period ended. However, the Staff notes that, if the Fund has significant concentration in a particular industry, or geographic region, this information should be disclosed. Please confirm that such disclosure will be added to future shareholder reports consistent with the disclosure guidance contained in FASB ASC 825-10-50.

Response: Comment accepted. The Registrant will include such information if applicable in future shareholder reports.

9.

Comment: In the 2020 Annual Report, in the table illustrating the value of a hypothetical $100,000 investment for the Alternative Strategies Fund, please disclose which class of shares is being presented.

Response: The Registrant confirms that it is the Institutional Class of shares being presented in the table illustrating the value of a hypothetical $100,000 investment for the Alternative Strategies Fund. The Registrant undertakes to disclose the name of the class of shares being presented in future shareholder reports.

10.

Comment: In the 2020 Annual Report, in the Schedule of Investments for Funds that invest in collateralized loan obligations (“CLOs”) (e.g., Alternative Strategies Fund and PartnerSelect High Income Alternatives Fund (the “High Income Alternatives Fund”)), please identify the series and tranche in the title of the CLO issue.

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

September 10, 2021

Response: Comment accepted. The Registrant will make the requested change in future shareholder reports.

11.

Comment: In the 2020 Annual Report, in the Schedule of Investments for the High Income Alternatives Fund, footnote (a) denotes that the investment is a variable rate security. For future filings, please consider, as a best practice, expanding the footnote for such variable rate securities to include a description of how the investment works and how payment is made Please refer to the minutes of the February 20, 2018 meeting of AICPA Investment Company Expert Panel for guidance on this topic.

Response: The Registrant will consider this comment for future filings.

12.

Comment: In the 2020 Annual Report, in the table illustrating the value of a hypothetical $100,000 investment for the High Income Alternatives Fund, please disclose which class of shares is being presented and whether the investment amount of $100,000 is appropriate.

Response: The Registrant confirms that it is the Institutional Class of shares being presented in the table illustrating the value of a hypothetical $100,000 investment for the High Income Alternatives Fund and that the investment amount of $100,000 is appropriate. The Registrant undertakes to disclose the name of the class of shares being presented in future shareholder reports.

13.

Comment: In the 2020 Annual Report, in the Schedule of Investments for the High Income Alternatives Fund, the Staff notes that the 9.8% of the Fund’s investments are in financials, including business development companies (“BDCs”). Please supplementally confirm that the Fund’s holdings in BDCs is included in the Fund’s calculation for Acquired Fund Fees and Expenses.

Response: The Registrant confirms that the Fund’s holdings in BDC’s is included in the Fund’s calculation for Acquired Fund Fees and Expenses.

14.	Comment: In the 2020 Annual Report, in the Statements of Operations, please explain why the Oldfield International Value Fund incurred expenses in only certain categories of expenses.

Response: The Fund commenced operations on November 30, 2020. Litman Gregory Fund Advisors, LLC, the Fund’s investment advisor, took steps to reduce expenses of the Fund, including the implementation of fee waivers and negotiating favorable terms with the Fund’s service providers, which resulted in Fund expenses being incurred in only certain categories for the period from commencement of operations through December 31, 2020.

15.	Comment: In the 2020 Annual Report, in the Expense Examples, please be reminded that for any Fund that has a stub period, the calculations for the actual expenses should be

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

September 10, 2021

based on the actual number of days in the period, while the calculations for the hypothetical example for comparison purposes should be based on the full period.

Response: Comment accepted.

16.

Comment: The Staff notes a discrepancy between the gross fund operating expenses contained in the fee table and financial highlights for the Oldfield International Value Fund contained in the prospectus dated April 30, 2021. Please confirm if this difference is because the Fund is a new fund that commenced operations on November 30, 2020, that other expenses have been estimated and that the fee table should have included a footnote that other expenses have been estimated .

Response: The Registrant confirms that the difference between the gross fund operating expenses contained in the fee table and financial highlights for the Fund in the prospectus dated April 30, 2021 is because the Fund is a new fund that commenced operations on November 30, 2020 and the fee table should have included a footnote that other expenses have been estimated.

17.

Comment: Please review the disclosures for the contractual expense limitations for the Funds in the Funds’ shareholder reports and ensure that they are consistent with the corresponding disclosures contained in the Funds’ prospectuses, statements of additional information and the underlying contractual expense limitation agreements.

Response: Comment accepted. The Registrant will ensure such disclosures are consistent.

*      *      *      *       *

Please advise us if we can provide any further information. Please direct any further comments or questions regarding this response letter to the undersigned at 617-662-7193.

Very truly yours,

/s/ Karen Jacoppo-Wood

Karen Jacoppo-Wood

Managing Director and Managing Counsel

cc:	John. M. Coughlan, Litman Gregory Fund Advisors, LLC

David A. Hearth, Paul Hastings LLP

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